SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 11 March, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

11 March 2022

Eni and bp finalise agreement to create new
independent joint venture in Angola

Luanda, Angola − bp and Eni confirmed today that they have signed an agreement to form a new 50/50 independent company, Azule Energy, a bp and Eni company, through the combination of the two companies' Angolan businesses. The agreement follows the memorandum of understanding between the companies agreed in May 2021.

Azule Energy will be a new international energy company, independently managed, with more than 200,000 barrels equivalent a day (boe/d) of net oil and gas production and two billion barrels equivalent of net resources. It is expected to be Angola's largest producer, holding stakes in 16 licences, as well as participating in the Angola LNG joint venture. Azule Energy will also take over Eni's stake in Solenova, a solar company jointly held with Sonangol.

Azule Energy will have a strong pipeline of new projects starting up over the next few years, including the new Agogo and PAJ oil projects in Blocks 15/06 and 31 respectively. It will also develop the New Gas Consortium (NGC), the first non-associated gas project in the country, which will support the energy needs of Angola's growing economy, its decarbonization path and strengthen its role as a global LNG player.

bp and Eni share common goals for Azule Energy in achieving environmental and sustainability ambitions.

bp and Eni believe combining their efforts with a long-term perspective will create more efficient operations and offer the potential for increased investment, job creation and growth in Angola. Azule Energy will continue to develop the full potential of the country's upstream sector, while also positioning itself to capture new opportunities from the energy transition with the growing role of gas and renewables in its portfolio.

Bernard Looney, bp's chief executive, said: "Angola has long been important for bp operations and this innovative new venture underscores and enables our continued commitment to the country. Eni is a valued partner to be working with in the region. Azule Energy draws on our combined strengths and skills and, more importantly, is anchored in our shared values and beliefs about what the future of energy should be. Ultimately Azule Energy will be able to drive efficiencies and realize new opportunities across an expanded and truly exciting portfolio."

Claudio Descalzi, CEO of Eni, said: "The creation of Azule Energy is a further step in advancing our strategic approach to accelerate growth through focused lean and financially independent companies. Combining two world-class businesses into one stronger team, Azule Energy will leverage synergies and high-quality assets, boosting activities in Angola and will have one of the largest portfolios of production, development and exploration opportunities in Sub-Saharan Africa. bp shares our values and our approach to just transition and we are very pleased to be partners in this initiative."

Health, safety and environmental performance, project delivery and production efficiency will be priority areas for the new venture. The joint venture will maintain access to world-class technologies and best practices through focused areas of technical support from Eni and bp. Azule Energy will continue bp and Eni's social investment commitments in Angola.

Since announcing the intent to form the joint venture in May 2021, bp and Eni have worked closely with the Angolan government and the creation of Azule Energy will be subject to all customary governmental and other approvals, with the aim of completing the transaction in the second half of 2022. Once set up, Azule Energy will be equity accounted by bp and Eni. Hydrocarbon production and greenhouse gas emissions will continue to be reported on an equity share basis.

Currently Eni is operator of Blocks 15/06 Cabinda North, Cabinda Centro, 1/14, 28 and soon NGC. In addition, Eni has a stake in the non-operated blocks 0 (Cabinda), 3/05, 3/05A, 14, 14 K/A-IMI, 15 and in Angola LNG.

bp is operator of Blocks 18 and 31 offshore Angola, and has non-operated stakes in blocks 15, 17, 20 and 29. bp also has non-operated interests in NGC and Angola LNG.

Further information:
bp press office, London:bppress@bp.com, +44 (0)7831 095541

Notes to editors:

●          Eni and bp have signed an agreement to form a 50/50 incorporated joint venture that will combine the two companies' Angolan businesses.
●          The main assets included in this transaction are:
−        bp: bp is operator of Blocks 18 and 31 offshore Angola, and has non-operated stakes in blocks 15, 17, 20 and 29. bp also has non-operated interests in NGC and Angola LNG.
−        Eni: Eni is operator of Blocks 15/06, Cabinda North, Cabinda Centro, 1/14, 28 and soon NGC. In addition, Eni has stakes in the non-operated blocks 0 (Cabinda), 3/05, 3/05A, 14, 14 K/A-IMI, 15 and in Angola LNG.
●          bp's total production in Angola today is approximately 100,000 boe/d. Following completion of this transaction bp's equity share of Azule Energy's production is expected to be approximately 100,000 boe/d.
●          Eni's total production in Angola today is approximately 100,000 boe/d. Following completion of this transaction Eni's equity share of Azule Energy's production is expected to be approximately 100,000 boe/d
●          In connection with this transaction, Azule Energy has an obligation to acquire Eni's stake in Solenova.
●          This transaction constitutes a Class 2 transaction for bp under UK listing rules.
●          The value of the bp gross assets that are the subject of this transaction as at 31 December, 2021 was approximately $6.8 billion and in the year ended 31 December 2021, the assets generated a pre-tax profit of approximately $1.1 billion.
●          The value of the Eni gross assets that are the subject of this transaction as at 31 December, 2021 was approximately $7.3 billion and in the year ended 31 December, 2021, the assets generated a pre-tax profit of approximately $0.5 billion.
●          Under the terms of the agreement each of bp and Eni will receive a 50% shareholding in Azule Energy. Eni will receive a net adjustment of $338 million to be settled through Azule Energy, with 62.5% payable upon completion and 37.5% payable on the first anniversary of the transaction closing.
●          bp and Eni will each retain 50% of Azule Energy in accordance with the shareholder arrangement. Azule Energy will be equity accounted by bp and Eni. Hydrocarbon production and GHG emissions will be reported on an equity share basis.

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), bp is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will',  'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 March 2022
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary